         This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration Statement No. 333-66350.



                                   PROSPECTUS


                              11,049,991 SHARES OF
                                  COMMON STOCK



                                [PEREGRINE LOGO]




         The selling stockholders identified on page 8 of this prospectus are offering for resale up to 11,049,991 shares of our common stock. Messrs. Legere, Swartz and Kendrick are "underwriters" within the meaning of the Securities Act with respect to the shares of our common stock being offered for resale by them and their respective affiliates pursuant to this prospectus. As such, the offering covered by this prospectus is a primary offering on our behalf as to the shares offered for resale by Messrs. Legere, Swartz and Kendrick and their respective affiliates.

         Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on The Nasdaq SmallCap Market under the symbol "PPHM". On October 31, 2001, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $1.41 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.














                The date of this Prospectus is November 14, 2001

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................2
FORWARD-LOOKING STATEMENTS.....................................................7
USE OF PROCEEDS................................................................7
SELLING STOCKHOLDERS...........................................................8
PLAN OF DISTRIBUTION..........................................................12
LEGAL MATTERS.................................................................13
EXPERTS.......................................................................13
WHERE TO LEARN MORE ABOUT US..................................................13
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................14
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
        FOR SECURITIES ACT LIABILITIES........................................14


         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY


ABOUT PEREGRINE PHARMACEUTICALS, INC.

         Peregrine Pharmaceuticals, Inc. (formerly Techniclone Corporation), located in Tustin, California, is a biopharmaceutical company engaged in the development and commercialization of cancer therapeutics and cancer diagnostics through a series of patented technologies.

         As used in this prospectus, the terms "we", "us", "our", "Company" and "Peregrine" refers to Peregrine Pharmaceuticals, Inc., and its wholly-owned subsidiary, Vascular Targeting Technologies, Inc. (formerly Peregrine Pharmaceuticals, Inc.).

         Our main focus is on the development of our collateral targeting agent technologies. Collateral targeting agents typically use antibodies that bind to or target components found in or on most solid tumors. An antibody is a naturally occurring molecule that humans and other animals create in response to disease. In pre-clinical and/or clinical studies, these antibodies are capable of targeting and delivering therapeutic killing agents that kill cancerous tumor cells. We currently have exclusive rights to over 40 issued U.S. and foreign patents protecting various aspects of our technology and have additional pending patent applications that we believe will further strengthen our patent position. Our three collateral targeting technologies are known as tumor necrosis therapy, vascular targeting agents and vasopermeation enhancement agents, and are discussed in greater detail in our Form 10-K for the year ended April 30, 2001, which was filed with the Securities and Exchange Commission on July 27, 2001.

         In addition to collateral targeting agents, we have a direct tumor-targeting agent, Oncolym(R), for the treatment of non-Hodgkin's B-cell lymphoma. The Oncolym(R) antibody is linked to radioactive iodine molecule and the combined agent is injected into the blood stream of the lymphoma patient where it recognizes and binds to the cancerous lymphoma tumor sites, thereby delivering the radioactive isotope directly to the tumor site.

         Our principal executive offices are located at 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, and our telephone number is (714) 508-6000.

ABOUT THE OFFERING

         We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on page 8. The shares offered for resale by this prospectus include the following:

o 4,278,883 shares that are presently outstanding and owned by the selling shareholders, and

o 6,771,108 shares that may be acquired by the selling shareholders upon the exercise of outstanding warrants.

INFORMATION ON OUTSTANDING SHARES

         The number of shares of our common stock outstanding before and after this offering are set forth below:

o        Common stock outstanding before this offering: 102,549,513 shares

o        Common stock outstanding after this offering: 109,320,621 shares

         The numbers set forth above for the shares of common stock outstanding before this offering is the number of shares of our common stock outstanding on October 31, 2001. The number of shares of common stock outstanding after this offering includes up to 6,771,108 shares of our common stock which may be issued upon the exercise of outstanding warrants that may be resold pursuant to this prospectus. The warrants have exercise prices which range from $0.25 to $5.00 per share.

         The numbers set forth above do not include 12,454,253 shares of our common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding options and warrants other than those covered by this prospectus. These additional options and warrants are exercisable at prices ranging from $0.24 to $5.28 per share, with a weighted average exercise price of $1.15 per share.

                                  RISK FACTORS

         An investment in our common stock being offered for resale by the selling stockholders is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus or incorporated herein by reference before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial conditions or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF WE CANNOT OBTAIN ADDITIONAL FUNDING, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR DISCONTINUED.

         As of October 31, 2001, we had approximately $6.5 million in cash and cash equivalents. Cash equivalents are highly liquid short-term investments with original maturities of three months or less. We have expended substantial funds on the research, development and clinical trials of our product candidates. As a result, we have had negative cash flows from operations since inception and we expect the negative cash flows from operations to continue until we are able to generate sufficient revenue from the sale and/or licensing of our products. Although we have sufficient cash on hand to meet our obligations on a timely basis through the next eight to ten months, we will continue to require additional funding to sustain our research and development efforts, provide for additional clinical trials, expand our manufacturing and product commercialization capabilities, and continue our operations until we are able to generate sufficient revenue from the sale and/or licensing of our products. In addition, our ability to manage our expenditures is key to the continued development of product candidates and the completion of ongoing clinical trials. Our cash expenditures may vary substantially from quarter to quarter as we fund unanticipated or one-time costs associated with clinical trials, product development, antibody manufacturing, isotope combination services (radiolabeling), and patent prosecution. If we encounter unexpected difficulties with our operations or clinical trials, we may have to expend additional funds, which would increase the rate at which we expend our cash.

         We plan to obtain required financing through one or more methods including, obtaining additional equity or debt financing and negotiating additional licensing or collaboration agreements for our technologies. If we are unsuccessful in raising such funds on terms acceptable to us, or at all, we may not be able to complete the research, development, and clinical testing of our product candidates.

WE HAVE HAD SIGNIFICANT LOSSES AND WE ANTICIPATE FUTURE LOSSES.

         All of our products are currently in development, pre-clinical studies or clinical trials, and no revenues have been generated from commercial product sales. We have incurred net losses each year since we began operations in 1981. The following table represents net losses incurred during the past three fiscal years:

                                                            Net Loss
                                                          -----------
                      Fiscal Year 2001                    $ 9,535,000
                      Fiscal Year 2000                    $14,516,000
                      Fiscal Year 1999                    $20,039,000

         As of July 31, 2001, we had an accumulated deficit of $116,010,000. To achieve and sustain profitable operations, we must successfully develop and obtain regulatory approval for our products, either alone or with others, and must also manufacture, introduce, market and sell our products. The costs associated with clinical trials, contract manufacturing and contract isotope combination services are very expensive and the time frame necessary to achieve market success for our products is long and uncertain. We do not expect to generate significant product revenues for at least the next 2 years, and we may never generate product revenues sufficient to become profitable or to sustain profitability.

OUR PRODUCT DEVELOPMENT EFFORTS MAY NOT BE SUCCESSFUL.

         Since inception, we have been engaged in the development of drugs and related therapies for the treatment of people with cancer. Our product candidates have not received regulatory approval and are generally in clinical and pre-clinical stages of development. If the results from any of the clinical trials are poor, those results will adversely affect our ability to raise additional capital, which will affect our ability to continue full-scale research and development for our antibody technologies. In addition, our product candidates may take longer than anticipated to progress through clinical trials or patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to the clinical sites, the eligibility criteria for the study, and the availability of insurance coverage. In addition, because our products currently in clinical trials represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll in our study. These factors have contributed to slower than planned patient enrollment in our Phase II clinical study using Cotara(TM) for the treatment of brain cancer. Continued delays in patient enrollment will result in increased costs and further delays. If we experience any such difficulties or delays, we may have to reduce or discontinue development or clinical testing of some or all of our product candidates.

OUR DEPENDENCY ON ONE RADIOLABELING SUPPLIER MAY NEGATIVELY IMPACT OUR ABILITY TO COMPLETE CLINICAL TRIALS AND MARKET OUR PRODUCTS.

         For the past four years, we have procured, and intend in the future to procure, our antibody radioactive isotope combination services ("radiolabeling") under a negotiated contract with Iso-tex Diagnostics, Inc. for all clinical trials. If this supplier is unable to continue to qualify its facility or label and supply our antibody in a timely manner, our clinical trials could be adversely affected and significantly delayed. While there are other suppliers for radioactive isotope combination services, our clinical trials would be delayed for up to six months because it would take that amount of time to certify a new facility under Good Manufacturing Practices, plus we would incur significant costs to transfer our technology to another vendor. Prior to commercial distribution of any of our products, if approved, we will be required to identify and contract with a company for commercial antibody manufacturing and radioactive isotope combination services. An antibody that has been combined with a radioactive isotope cannot be stockpiled against future shortages because it must be used within one week of being radiolabeled to be effective. Accordingly, any change in our existing or future contractual relationships with, or an interruption in supply from, any such third-party service provider or antibody supplier could negatively impact our ability to complete ongoing clinical trials and to market our products, if approved.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE BECAUSE WE MAINTAIN ONLY LIMITED PRODUCT LIABILITY INSURANCE.

         We face an inherent business risk of exposure to product liability claims in the event that the administration of one of our drugs during a clinical trial adversely affects or causes the death of a patient. Although we maintain product liability insurance for clinical studies in the amount of $5,000,000 per occurrence or $5,000,000 in the aggregate on a claims-made basis, this coverage may not be adequate. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Our inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims in excess of our insurance coverage, if any, or a product recall, could negatively impact our financial position and results of operations.

THE LIQUIDITY OF OUR COMMON STOCK WILL BE ADVERSELY AFFECTED IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ SMALLCAP MARKET.

         Our common stock is presently traded on The Nasdaq SmallCap Market. To maintain inclusion on The Nasdaq SmallCap Market, we must continue to meet the following six listing requirements:

         1. Net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income of at least $500,000 in either our latest fiscal year or in two of our last three fiscal years;
         2.       Public float of at least 500,000 shares;
         3.       Market value of our public float of at least $1,000,000;
         4. A minimum closing bid price of $1.00 per share of common stock, without falling below this minimum bid price for a period of 30 consecutive trading days;
         5.       At least two market makers; and
         6. At least 300 stockholders, each holding at least 100 shares of common stock.

         Although we are currently in compliance with the above listing requirements, as recently as November 1999, we were at risk of being delisted for failing to comply with the minimum closing bid price requirement. In the future, should we fail to satisfy one of the above requirements, our common stock could be delisted by The Nasdaq SmallCap Market.

         In response to the extraordinary market conditions following the tragedy of September 11, 2001, The Nasdaq Stock Market, Inc. has implemented an across-the-board suspension on the minimum bid and public float requirements for continued listing on Nasdaq. The proposal to suspend these requirements until January 2, 2002, was approved by the Nasdaq Board of Directors and subsequently filed with the Securities and Exchange Commission.

         If our common stock is delisted, we will apply to have our common stock quoted on the over-the-counter electronic bulletin board. Upon being delisted, however, our common stock will become subject to the regulations of the Securities and Exchange Commission relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or SmallCap Market, that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

THE SALE OF SUBSTANTIAL SHARES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         On October 31, 2001, we had approximately 102,550,000 shares of common stock outstanding, and the last reported sales price of our common stock was $1.41 per share. In addition, we could issue up to approximately 19,225,000 additional shares of common stock upon the exercise of outstanding options and warrants at an average exercise price of $1.61 per share for proceeds of up to approximately $31 million, if exercised on a 100% cash basis. If all such options and warrants were exercised presently, the issuance of the underlying shares of our common stock and their sale into the market would not necessarily depress our stock price and be dilutive to shareholders because the average exercise price of such options and warrants exceeds our current stock price. As our stock price increases above $1.61, however, the exercise of such options and warrants may be dilutive to shareholders because we would receive an amount per share which is less than the market price of our common stock.

OUR HIGHLY VOLATILE STOCK PRICE AND TRADING VOLUME MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON STOCK.

         The market price of our common stock and the market prices of securities of companies in the biotechnology sector has generally been highly volatile and is likely to continue to be highly volatile. The following table shows the high and low sales price and trading volume of our common stock for each quarter in the two years ended April 30, 2001:

                                              COMMON STOCK               COMMON STOCK TRADING VOLUME
                                               SALES PRICE                     (000'S OMITTED)
                                        ---------------------------    ------------------------------
                                             HIGH            LOW           HIGH              LOW
                                        -------------    ----------    -------------    -------------
    FISCAL YEAR 2001
    Quarter Ended April 30, 2001        $    2.00        $   1.06            705               91
    Quarter Ended January 31, 2001      $    2.88        $   0.38          2,380              191
    Quarter Ended October 31, 2000      $    3.84        $   1.94          3,387              200
    Quarter Ended July 31, 2000         $    4.75        $   2.50          3,742              391

    FISCAL YEAR 2000
    Quarter Ended April 30, 2000        $   16.63        $   2.56         25,148              842
    Quarter Ended January 31, 2000      $    5.56        $   0.25         29,139              276
    Quarter Ended October 31, 1999      $    1.13        $   0.28          3,952               76
    Quarter Ended July 31, 1999         $    2.00        $   0.94         10,000              157


         The market price of our common stock may be significantly impacted by many factors, including, but not limited to:

         o Announcements of technological innovations or new commercial products by us or our competitors;
         o Publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors;
         o        Our financial results or that of our competitors;
         o Announcements of licensing agreements, joint ventures, strategic alliances, and any other transaction that involves the sale or use of our technologies or competitive technologies;
         o Developments and/or disputes concerning our patent or proprietary rights;
         o        Regulatory developments and product safety concerns;
         o General stock trends in the biotechnology and pharmaceutical industry sectors;
         o Economic trends and other external factors, including but not limited to, interest rate fluctuations, economic recession, inflation, foreign market trends, national crisis, and disasters; and
         o Health care reimbursement reform and cost-containment measures implemented by government agencies.

         These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

WE MAY NOT BE ABLE TO COMPETE WITH OUR COMPETITORS IN THE BIOTECHNOLOGY INDUSTRY BECAUSE MANY OF THEM HAVE GREATER RESOURCES THAN WE DO AND THEY ARE FURTHER ALONG IN THEIR DEVELOPMENT EFFORTS.

         The biotechnology industry is intensely competitive. It is also subject to rapid change and sensitive to new product introductions or enhancements. We expect to continue to experience significant and increasing levels of competition in the future. Some or all of these companies may have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and running clinical trials. In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products which are comparable or superior to our technologies and products. Our competitors with respect to various cancer indications include the companies identified in the following table. Due to the significant number of companies attempting to develop cancer treating products, the following table is not intended to be a comprehensive listing of such competitors, nor is the inclusion of a company intended to be a representation that such company's drug will be approved.

      ---------------------------- --------------- ---------------- ------------------------ ------------------
                                                                     MOST RECENT REPORTED
                                       CANCER                         CASH & INVESTMENTS        PEREGRINE'S
           COMPETITOR'S NAME         INDICATION    PRODUCT STATUS           BALANCE           PRODUCT STATUS
      ---------------------------- --------------- ---------------- ------------------------ ------------------
      Neurocrine Biosciences           Brain          Phase III     $       144,308,000          Phase II
      NeoPharm                         Brain         Phase I/II     $       135,456,000          Phase II
      Genentech                      Colorectal     Phase II/III    $     2,522,862,000           Phase I
      Celgene Corporation            Colorectal       Phase II      $       298,424,000           Phase I
      Matrix Pharmaceuticals           Liver          Phase II      $        41,272,000           Phase I
      MGI Pharma                       Liver          Phase II      $        49,512,000           Phase I
      Imclone Systems, Inc.          Pancreatic       Phase II      $       191,014,000           Phase I
      ImmunoGen, Inc.                Pancreatic        Phase I      $       150,800,000           Phase I
      Cell Therapeutics, Inc.       Soft-tissue       Phase II      $       274,943,000           Phase I
                                      sarcoma
      Idec Pharmaceuticals            Lymphoma        Approved      $       821,549,000         Phase I/II
      Corixa Corporation              Lymphoma      BLA submitted   $       156,045,000         Phase I/II


         The above information was gathered from the most recent filings with the Securities and Exchange Commission for the above companies. For a listing of other competitors, you should consult the Internet web site http://www.biospace.com which identifies by indication numerous other companies conducting clinical trials for cancer drugs. We do not vouch for the accuracy of the information found at this web site, nor do we intend to incorporate by reference its contents.

IF WE LOSE QUALIFIED MANAGEMENT AND SCIENTIFIC PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN SUCH PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR PRODUCTS OR WE MAY BE SIGNIFICANTLY DELAYED IN DEVELOPING OUR PRODUCTS.

         Our success is dependent, in part, upon a limited number of key executive officers, each of whom is an at-will employee, and our scientific researchers. For example, because of their extensive understanding of our technologies and product development programs, the loss of either Mr. Steven King, our Vice President of Technology and Product Development, or Dr. Terrence Chew, our Vice President of Clinical and Regulatory Affairs, would adversely affect our development efforts and clinical trial programs during the 6 to 12 month period we estimate it would take to find and train a qualified replacement.

         We also believe that our future success will depend largely upon our ability to attract and retain highly-skilled research and development and technical personnel. We face intense competition in our recruiting activities, including competition from larger companies with greater resources. We do not know if we will be successful in attracting or retaining skilled personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our operations and financial performance.

                           FORWARD-LOOKING STATEMENTS

         Except for historical information, the information contained in this prospectus and in our reports filed with the SEC are "forward looking" statements about our expected future business and financial performance. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled "Risk Factors" specifically address some of the factors that may affect our future operating results and financial performance.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of our common stock by the selling stockholder. We may receive proceeds from the exercise of the warrants held by the selling stockholder, although they are not obligated to, and we can give no assurance that they will, exercise the warrants. In addition, the holder of each warrant has the ability to exercise the warrant on a cash or cashless basis. If all warrants are exercised in full on a cash basis, excluding certain warrants originally issued to Dunwoody Brokerage Services, Inc., which are exercisable on a cashless basis only, we estimate that we will receive gross proceeds of $16,600,000. We intend to use the proceeds received, if any, from the exercise of the warrants held by the selling stockholders, for working capital purposes. Pending the use of any such proceeds, we intend to invest these funds in short-term, interest bearing investment-grade securities.

                              SELLING STOCKHOLDERS

         The following table identifies the selling stockholders and indicates
(i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares of common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.

--------------------------------- -------------------------------- ---------------------- ----------------------------
       NAME OF REGISTERED            SHARES BENEFICIALLY OWNED       MAXIMUM NUMBER OF     SHARES BENEFICIALLY OWNED
          SHAREHOLDER                  PRIOR TO OFFERING(1)          SHARES TO BE SOLD         AFTER OFFERING(2)
--------------------------------- ----------------- -------------- ---------------------- -------------- -------------
                                       Number          Percent                               Number        Percent
--------------------------------- ----------------- -------------- ---------------------- -------------- -------------
SuperGen, Inc.(3)
4140 Dublin Blvd., Suite 200
Dublin, CA  64568                          150,000        *                      150,000              0         0%
--------------------------------- ----------------- -------------- ---------------------- -------------- -------------
Edward J. Legere (4)
14272 Franklin Ave.
Suite 100
Tustin, CA  92780                        9,718,738      8.9%                   8,623,809      1,094,929      1.01%
--------------------------------- ----------------- -------------- ---------------------- -------------- -------------
Eric S. Swartz (5)(7)
300 Colonial Center Pkwy
Suite 300
Roswell, GA  30076                       2,528,343      2.4%                   1,351,108      1,177,235      1.10%
--------------------------------- ----------------- -------------- ---------------------- -------------- -------------
Michael C. Kendrick (6)(7)
300 Colonial Center Pkwy
Suite 300
Roswell, GA  30076                       1,492,307      1.4%                     925,074        567,233         *
--------------------------------- ----------------- -------------- ---------------------- -------------- -------------

----------------------
*        Represents less than 1%.

(1) Based on an aggregate of 102,549,513 shares of common stock issued and outstanding as of October 31, 2001.

(2) Assumes that all selling stockholders will resell all of the offered shares.

(3) Dr. Joseph Rubinfeld, the President & Chief Executive Officer of SuperGen, Inc., has voting and investment control with respect to these shares of our common stock. Dr. Rubinfeld disclaims beneficial ownership of such shares. SuperGen, Inc. has not had a material relationship with us or any of our affiliates within the past three years, other than as a result of the negotiation and execution of the License Agreement with us dated February 13, 2001.

(4) Mr. Legere is our President and Chief Executive Officer, and a director of our Company. Shares beneficially owned includes 3,318,738 shares currently issued and outstanding, and up to 6,400,000 shares which are issuable upon the exercise of outstanding warrants.

         Of the 3,318,738 shares currently issued and outstanding:
                 o 1,523,809 shares were issued to Biotechnology Development, Ltd., a Nevada limited partnership (BTD) controlled by Mr. Legere, pursuant to a Termination Agreement dated March 8, 1999 (the "BTD Termination Agreement", which is hereby incorporated by reference
         Exhibit 10.53 filed with our Annual Report on Form 10-K for the year ended April 30, 1999). BTD is the selling shareholder with respect to these shares;
                 o 1,200,000 shares were purchased by BTD in a private placement we completed in January 2000 (the "January 2000 Private Placement", the transaction documents for which are hereby incorporated by reference to Exhibits 10.64 to 10.66 filed with our Quarterly Report on Form 10-Q for the quarter ended January 31, 2000). BTD is the selling shareholder with respect to these shares; and

                  o 594,929 shares are held of record by Mr. Legere. The resale of these shares is not being registered hereby.

         Of the 6,400,000 shares which may be issued upon the exercise of outstanding warrants:
                  o up to 3,700,000 shares are issuable on or before December 1, 2005, at an exercise price of $3.00 per share, upon the exercise of a warrant issued to BTD in connection with the BTD Termination Agreement. BTD is the selling shareholder with respect to these underlying shares;
                  o up to 1,000,000 shares are issuable on or before December 1, 2005, at an exercise price of $5.00 per share, upon the exercise of a warrant issued to BTD in connection with the BTD Termination Agreement. BTD is the selling shareholder with respect to these underlying shares;
                  o up to 1,200,000 shares are issuable on or before January 25, 2005, at an exercise price of $0.25 per share, upon the exercise of a warrant issued to BTD in connection with the January 2000 Private Placement. BTD is the selling shareholder with respect to these underlying shares; and
                  o up to 500,000 shares are issuable on or before March 31, 2003, at an exercise price of $1.00 per share, upon the exercise of a warrant issued to Mr. Legere. The resale of these shares is not being registered hereby.

(5) Mr. Eric S. Swartz has been a director in our Company since November 1999. Shares beneficially owned includes 1,556,765 shares currently issued and outstanding, and up to 971,578 shares which are issuable upon the exercise of outstanding warrants.

         Of the 1,556,765 shares currently issued and outstanding:
                  o 236,000 shares were originally purchased by Swartz Investments, LLC, in our January 2000 Private Placement, and subsequently assigned to Swartz Ventures, Inc., which is controlled by Mr. Swartz. Swartz Ventures, Inc. is the selling shareholder with respect to these shares;
                  o 355,554 shares were originally issued to Dunwoody Brokerage Services, Inc. ("Dunwoody") subsequent to May 1, 2000 as placement agent fees under our equity line agreement with two institutional investors, and subsequently assigned to Mr. Swartz, who has a contractual right to one-half of the shares issued to Dunwoody under the equity line. Mr. Swartz is the selling shareholder with respect to these shares;
                  o 610,001 shares were originally issued to Dunwoody prior to May 1, 2000 as placement agent fees under our equity line agreement, and subsequently assigned to Mr. Swartz. The resale of these shares is not being registered hereby.
                  o 45,455 shares and 65,755 shares were issued to Dunwoody during August 2001 and September 2001, respectively, as placement agent fees under our equity line agreement. Mr. Swartz has a contractual right to one-half of the shares issued to Dunwoody under the equity line. The resale of these shares is not being registered hereby.

         Of the 971,578 shares which may be issued upon the exercise of outstanding warrants:
                  o up to 244,000 shares are issuable on or before January 25, 2005, at an exercise price of $0.25 per share, upon the exercise of a warrant originally issued to Swartz Investments, LLC, in connection with our January 2000 Private Placement and subsequently assigned to Mr. Swartz. Mr. Swartz is the selling shareholder with respect to these underlying shares;
                  o up to 236,000 shares are issuable on or before January 25, 2005, at an exercise price of $0.25 per share, upon the exercise of a warrant originally issued to Swartz Investments, LLC, in connection with our January 2000 Private Placement and subsequently assigned to Swartz Ventures, Inc. Swartz Ventures, Inc. is the selling shareholder with respect to these underlying shares;
                  o up to 35,554 shares are issuable on or before December 31, 2004, at exercise prices ranging from $0.99 to $2.707 per share, upon the exercise of warrants originally issued to Dunwoody subsequent to May 1, 2000 pursuant to the equity line agreement, and subsequently assigned to Mr. Swartz who has a contractual right to one-half of the warrants issued to Dunwoody. Mr. Swartz is the selling shareholder with respect to these underlying shares;

                  o up to 69,904 shares are issuable on or before December 31, 2004, at exercise prices ranging from $0.2375 to $3.403 per share, upon the exercise of warrants originally issued to Dunwoody prior to May 1, 2000 pursuant to the equity line agreement, and subsequently assigned to Mr. Swartz. The resale of these shares is not being registered hereby;
                  o up to 4,545 shares are issuable on or before December 31, 2004, at an exercise price of $1.65 per share, upon the exercise of warrants issued to Dunwoody during August 2001, pursuant to the equity line agreement. Mr. Swartz has a contractual right to one-half of the shares issued to Dunwoody under the equity line. The resale of these shares is not being registered hereby;
                  o up to 6,575 shares are issuable on or before December 31, 2004, at an exercise price of $0.78 per share, upon the exercise of warrants issued to Dunwoody during September 2001, pursuant to the equity line agreement. Mr. Swartz has a contractual right to one-half of the shares issued to Dunwoody under the equity line. The resale of these shares is not being registered hereby;
                  o up to 191,250 shares are issuable on or before November 19, 2004, at an initial exercise price of $0.46875 per share, upon the exercise of a warrant originally issued to Swartz Private Equity, LLC. on November 19, 1999, and subsequently assigned to Mr. Swartz, who has a contractual right to one-half of the warrants issued to Swartz Private Equity. The resale of these shares is not being registered hereby; and
                  o up to 183,750 shares are issuable on or before November 19, 2004, at an initial exercise price of $0.46875 per share, upon the exercise of a warrant originally issued to Swartz Private Equity, LLC. on November 19, 1999, and subsequently assigned to Swartz Ventures, Inc. The resale of these shares is not being registered hereby.

(6) Mr. Michael C. Kendrick has not had a material relationship with us or any of our affiliates within the past three years, other than as a result of his affiliation with Swartz Investments, LLC, and Dunwoody. Shares beneficially owned includes 731,729 shares currently issued and outstanding, and up to 760,578 shares which are issuable upon the exercise of outstanding warrants.

         Of the 731,729 shares currently issued and outstanding:
                  o 163,200 shares were originally purchased by Swartz Investments, LLC in our January 2000 Private Placement, and subsequently assigned to Kendrick Capital Management, Inc., which is controlled by Mr. Kendrick. Kendrick Capital Management, Inc. is the selling shareholder with respect to these shares;
                  o 156,800 shares were originally purchased by Swartz Investments, LLC in our January 2000 Private Placement, and subsequently assigned to Kendrick Ventures, Inc., which is controlled by Mr. Kendrick. Kendrick Ventures, Inc. is the selling shareholder with respect to these shares;
                  o 249,520 shares were originally issued to Dunwoody Brokerage Services, Inc. ("Dunwoody") subsequent to May 1, 2000 as placement agent under our equity line agreement with two institutional investors, and subsequently assigned to Mr. Kendrick, who has a contractual right to one-half of the shares issued to Dunwoody. Mr. Kendrick is the selling shareholder with respect to these shares;
                  o 51,000 shares are held in the name of Kendrick Capital Management, Inc. These shares were issued upon the exercise of a warrant originally issued to Swartz Private Equity, LLC on November 19, 1999, and subsequently assigned to Kendrick Capital Management, Inc. The resale of these shares is not being registered hereby; and
                  o 45,454 shares and 65,755 shares were issued to Dunwoody during August 2001 and September 2001, respectively, as placement agent fees under our equity line agreement. Mr. Kendrick has a contractual right to one-half of the shares issued to Dunwoody under the equity line. The resale of these shares is not being registered hereby.

         Of the 760,578 shares which may be issued upon the exercise of outstanding warrants:
                  o up to 163,200 shares are issuable on or before January 25, 2005, at an exercise price of $0.25 per share, upon the exercise of a warrant originally issued to Swartz Investments, LLC, in connection with our January 2000 Private Placement and subsequently assigned to Kendrick Capital Management, Inc. Kendrick Capital Management, Inc. is the selling shareholder with respect to these underlying shares;
                  o up to 156,800 shares are issuable on or before January 25, 2005, at an exercise price of $0.25 per share, upon the exercise of a warrant originally issued to Swartz Investments, LLC, in connection with our January 2000 Private Placement and subsequently assigned to Kendrick Ventures, Inc. Kendrick Ventures, Inc. is the selling shareholder with respect to these underlying shares;

                  o up to 35,554 shares are issuable on or before December 31, 2004, at exercise prices ranging from $0.99 to $2.707 per share, upon the exercise of warrants originally issued to Dunwoody subsequent to May 1, 2000 pursuant to the equity line agreement, and subsequently assigned to Mr. Kendrick, who has a contractual right to one-half of the warrants issued to Dunwoody. Mr. Kendrick is the selling shareholder with respect to these underlying shares;
                  o up to 69,903 shares are issuable on or before December 31, 2004, at exercise prices ranging from $0.2375 to $3.403 per share, upon the exercise of warrants originally issued to Dunwoody prior to May 1, 2000 pursuant to the equity line agreement, and subsequently assigned to Mr. Kendrick. The resale of these shares is not being registered hereby;
                  o up to 140,250 shares are issuable on or before November 19, 2004, at an initial exercise price of $0.46875 per share, upon the exercise of a warrant originally issued to Swartz Private Equity, LLC on November 19, 1999, and subsequently assigned to Kendrick Capital Management, Inc. Mr. Kendrick has a contractual right to one-half of the warrants issued to Swartz Private Equity. The resale of these shares is not being registered hereby;
                  o up to 183,750 shares are issuable on or before November 19, 2004, at an initial exercise price of $0.46875 per share, upon the exercise of a warrant originally issued to Swartz Private Equity, LLC on November 19, 1999, and subsequently assigned to Kendrick Ventures, Inc. The resale of these shares is not being registered hereby;
                  o up to 4,545 shares are issuable on or before December 31, 2004, at an exercise price of $1.65 per share, upon the exercise of warrants issued to Dunwoody during August 2001, pursuant to the equity line agreement. Mr. Kendrick has a contractual right to one-half of the shares issued to Dunwoody under the equity line. The resale of these shares is not being registered hereby; and
                  o up to 6,576 shares are issuable on or before December 31, 2004, at an exercise price of $0.78 per share, upon the exercise of warrants issued to Dunwoody during September 2001, pursuant to the equity line agreement. Mr. Kendrick has a contractual right to one-half of the shares issued to Dunwoody under the equity line. The resale of these shares is not being registered hereby.

(7) On June 16, 1998, we entered into a Regulation D Common Stock Equity Line Subscription Agreement ("Equity Line") with two institutional investors. At this time we also entered into a Placement Agent Agreement and engaged the services of Swartz Investments, LLC, a Georgia limited liability company, as placement agent in connection with the placement of our common stock with the two institutional investors under the Equity Line. Mr. Swartz and Mr. Kendrick have a 60% and 40% ownership interest, respectively, in Swartz Investments. Pursuant to the request of the Commission's Office of Market Regulation, Swartz Investments, LLC subsequently assigned and conveyed all of its rights under the Placement Agent Agreement and a related Registration Rights Agreement to Dunwoody, a registered broker-dealer, and also transferred to Dunwoody all of the shares of common stock and warrants to purchase shares of common stock previously issued to Swartz Investments, LLC. Under a separate agreement, Dunwoody agreed to pay to each of Eric S. Swartz, who subsequently became a director of our Company in November 1999, and Michael Kendrick, each of whom is a registered representative of Dunwoody, 50% of our common shares issued or to be issued to Dunwoody under the Placement Agent Agreement. Messrs. Swartz and Kendrick subsequently assigned their respective rights to some of these shares to Swartz Ventures, Inc., Kendrick Capital Management, Inc., or Kendrick Ventures, Inc., which are retirement vehicles.

         Except as set forth in the notes above, the Company has not had any other relationship with Dunwoody, Swartz Investments, LLC, Swartz Ventures, Inc., Kendrick Capital Management, Inc. or Kendrick Ventures, Inc.

                              PLAN OF DISTRIBUTION

         As used in this section, the term "selling stockholders" includes the selling stockholders listed in the "Selling Stockholders" section of this prospectus, as well as their respective donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus. Sales of shares may be effected by the selling stockholders at various times in one or more private or negotiated transactions, in open market transactions on The Nasdaq SmallCap Market, in settlement of short sale transactions, in settlement of option transactions, or otherwise, or a combination of these methods, at prices and terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or at negotiated prices or otherwise. The selling stockholders may effect these transactions by selling the shares of common stock offered by this prospectus directly to one or more purchasers or to or through other broker-dealers or agents including: (a) in a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) in purchases by another broker or dealer and resale by such broker or dealer as a principal for its account; (c) in ordinary brokerage transactions; and (d) in transactions in which the broker solicits purchasers. The compensation to a particular underwriter, broker-dealer or agent may be in excess of customary commissions.

         To our knowledge, the selling stockholders have made no arrangement with any brokerage firm for the sale of the shares of our common stock offered by this prospectus. Except as set forth below, there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. Concurrently with sales under this prospectus, the selling stockholders may effect other sales of the shares of our common stock offered by this prospectus under Rule 144 or other exempt resale transactions. There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

         Messrs. Legere, Swartz and Kendrick and their respective affiliates are "underwriters" within the meaning of the Securities Act in connection with each sale of their shares. Any broker-dealers or agents who act in connection with the sale of the shares may also be deemed to be underwriters. Profits on any resale of the shares by such parties and any discounts, commissions or concessions received by such broker-dealers or agents will be deemed to be underwriting discounts and commissions under the Securities Act. Because such parties are underwriters within the meaning of Section 2(a)(11) of the Securities Act, such selling stockholders will be subject to the prospectus delivery requirements of Section 5 of the Securities Act for transactions involving the sale of our common stock.

         We have informed Messrs. Legere, Swartz and Kendrick that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), will apply to their sales in the market. Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by such selling stockholders and any other person distributing our common stock. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period beginning five business days prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock. Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for, purchasing or inducing any person to bid for or purchase, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security. We have provided Messrs. Legere, Swartz and Kendrick with copies of such rules and regulations. Messrs. Legere, Swartz and Kendrick have informed us they will not be engaging in short selling.

         Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock offered by this prospectus at a stipulated price per share and, to the extent such a broker-dealer is unable to do so acting as agent for any selling stockholder to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to that selling stockholder. Broker-dealers who acquire shares of common stock offered by this prospectus as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing (a) the name of any such broker-dealers; (b) the number of shares of common stock involved; (c) the price at which such shares are to be sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable; (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and (f) other facts material to the transaction.

         The selling stockholders have agreed that they will not engage in any trading practice or activity for the purpose of manipulating the price of our common stock or otherwise engage in any trading practice or activity that violates the rules and regulations of the SEC.

         Selling stockholders will pay all commissions, transfer taxes and other expenses associated with the sales of shares of our common stock by them. The shares of our common stock offered by this prospectus are being registered in compliance with our contractual obligations to the selling stockholders, and we have agreed to pay the expenses of the preparation of this prospectus. We have also agreed to indemnify the selling stockholders against certain liabilities, including, without limitation, liabilities arising under the Securities Act of 1933, as amended.

         In order to comply with the securities laws of certain states, if applicable, the shares of our common stock offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of our common stock offered by this prospectus may not be sold unless such shares have been registered or qualified for sale in these states or an exemption from registration or qualification is available and complied with.

         Our common stock is currently traded on The Nasdaq SmallCap Market under the symbol "PPHM."

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus has been passed upon for us by Jeffers, Shaff & Falk, LLP, Irvine, California.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended April 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          WHERE TO LEARN MORE ABOUT US

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, relating to the shares of our common stock being offered by this prospectus. For further information pertaining to our common stock and the shares of common stock being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the SEC. In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, files reports, proxy statements and other information with the SEC relating to its business, financial statements and other matters. Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the SEC as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov. Our common stock is traded on The Nasdaq SmallCap Market under the symbol "PPHM." Reports, proxy statements and other information concerning our Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus the documents we file with them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

         1. Annual Report on Form 10-K for the fiscal year ended April 30, 2001, as filed with the SEC on July 27, 2001, under Section 13(a) of the Securities Exchange Act of 1934;
         2. Quarterly Report on Form 10-Q for the quarter ended July 31, 2001, as filed with the SEC on September 14, 2001;
         3.       Current Report on Form 8-K, as filed with the SEC on April 17,
                  2001;
         4. Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on October 24, 2001, as filed with the SEC on August 27, 2001;
         5. The description of our common stock contained in our Registration Statement on Form 8-A and Form 8-B (Registration of Successor Issuers) filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and
         6. All other reports filed by us under Section 13(a) of 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 30, 2001.

         All documents we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effective date of the registration statement or subsequent to the date of this prospectus and prior to the filing of a post-effective amendment indicating that all securities offered have been sold (or which re-registers all securities then remaining unsold), are deemed to be incorporated in this prospectus by this reference and to be made a part of this prospectus from the date of filing of such documents.

         We will provide, without charge, upon written or oral request of any person to whom a copy of this prospectus is delivered, a copy of any or all of the foregoing documents and information that has been or may be incorporated in this prospectus by reference, other than exhibits to such documents. Requests for such documents and information should be directed to Attention: Paul J. Lytle, Vice President, Finance and Accounting, 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, telephone number (714) 508-6000. See also "Where to Learn More About Us."

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our Bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties, and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We have liability insurance for our directors and officers.

         In addition, our Certificate of Incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Provisions of our Bylaws require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

         We have in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures our directors and officers against losses arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses us for amounts, which we lawfully indemnifies or is required or permitted by law to indemnify its directors and officers.

================================================================================

YOU SHOULD RELY ONLY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR TO WHICH WE
HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED
ANYONE TO PROVIDE YOU WITH INFORMATION THAT
IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED    [Peregrine Pharmaceuticals, Inc.
WHERE IT IS LEGAL TO SELL THESE SECURITIES.               Logo Here]
THE INFORMATION IN THIS DOCUMENT MAY ONLY BE
ACCURATE ON THE DATE OF THIS DOCUMENT.


  ___________________________________



          TABLE OF CONTENTS

PROSPECTUS SUMMARY                      1
RISK FACTORS                            2              COMMON STOCK
FORWARD-LOOKING STATEMENTS              7
USE OF PROCEEDS                         7
SELLING STOCKHOLDERS                    8
PLAN OF DISTRIBUTION                   12
LEGAL MATTERS                          13                __________
EXPERTS                                13
WHERE TO LEARN MORE ABOUT US           13                PROSPECTUS
INCORPORATION OF CERTAIN                                 __________
       DOCUMENTS BY REFERENCE          14
DISCLOSURE OF COMMISSION
       POSITION ON INDEMNIFICATION
       FOR SECURITIES ACT LIABILITIES  14





                                                         DATED NOVEMBER 14, 2001
================================================================================